UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 11, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York		10017
(Address of principal executive offices)		(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, CGC announced that it had entered into a business combination agreement (the “Business Combination Agreement” and the transactions described within, the “Business Combination”) with Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella” ).

On October 17, 2022, CGC and the Companies issued a joint press release announcing that the Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form S-4 filed with the SEC in connection with the proposed Business Combination (the “Form S-4”) and that CGC commenced mailing the definitive proxy statement/prospectus relating to the extraordinary general meeting of CGC (the “Special Meeting”) to be held on November 17, 2022 in connection with the Business Combination. The proxy statement/prospectus and notice of the Special Meeting is first being mailed on October 17, 2022 to CGC’s shareholders of record as of August 31, 2022 (the “Record Date”). A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

CGC has filed a definitive proxy statement/prospectus that is both the proxy statement to be distributed to CGC’s shareholders in connection with CGC’s solicitation of proxies for the vote by CGC’s shareholders at the Special Meeting, as well as the prospectus relating to the offer and sale of securities of CGC to be issued in the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combinations. The Form S-4 was declared effective by the SEC on October 17, 2022 and the definitive proxy statement/prospectus and other relevant documents are being mailed to all CGC’s shareholders as of the Record Date. CGC’s shareholders are advised to read the definitive proxy statement/prospectus included in the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available as these materials contain important information about the parties to the Business Combination Agreement, CGC and the Business Combination. Shareholders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

CGC, the Companies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination. A list of the names of CGC’s directors and executive officers and a description of their interests in CGC is contained in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Cartesian Growth

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Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Additional information regarding the interests of the participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination are contained in the definitive proxy statement/prospectus for the proposed Business Combination.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination. For example, statements regarding the outcomes of the proposed Business Combination, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this Current Report on Form 8-K, that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the Business Combination; (iv) costs related to the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release, dated October 17, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu Title: Chief Executive Officer

Date: October 17, 2022

Exhibit 99.1

Cartesian Growth Corporation Announces Effectiveness of Registration Statement and Extraordinary General Meeting Date for Proposed Business Combination with Tiedemann Group and Alvarium Investments

•	Extraordinary general meeting of shareholders to approve proposed business combination to be held November 17, 2022 –

•	Upon closing, the combined company will operate as Alvarium Tiedemann Holdings (“Alvarium Tiedemann” or “AlTi”) and will be listed on NASDAQ under the ticker symbol “GLBL” –

NEW YORK, NY, October 17, 2022 – Cartesian Growth Corporation (“Cartesian”) (NASDAQ: GLBL), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective its registration statement on Form S-4 (File No. 333-262644) (the “Registration Statement”), which includes a definitive proxy statement in connection with Cartesian’s extraordinary general meeting of shareholders (the “Special Meeting”) to consider the previously announced proposed business combination (the “Business Combination”) with Tiedemann Group (“Tiedemann”) and Alvarium Investments Limited (“Alvarium”). Additionally, Cartesian today announced that it has set a record date of August 31, 2022 (the “Record Date”) and a Special Meeting date of November 17, 2022.

Upon closing of the Business Combination, the combined company will operate as Alvarium Tiedemann Holdings. Alvarium Tiedemann’s common stock and warrants will be listed on NASDAQ under the ticker symbols “GLBL” and “GLBLW” respectively, consistent with Cartesian’s current listing. The closing of the Business Combination is subject to approval by Cartesian’s shareholders and the satisfaction of certain other customary closing conditions.

“We are pleased to reach this important milestone in the transaction process which will lead to Alvarium Tiedemann – AlTi becoming a public company once approved by Cartesian shareholders,” said Michael Tiedemann, CEO of the Tiedemann Group. “The market landscape is evolving given the dynamic needs of clients for differentiated wealth and asset management solutions, and our global team is poised to execute our growth initiatives while demonstrating operational stability and increased efficiency.”

“The need for AlTi’s wealth and asset management platform continues to grow in the current environment,” Peter Yu, Chairman and CEO of Cartesian added. “The team at Cartesian and I are excited to have the opportunity to bring to the public markets such a distinctive and profitable platform built to serve the global ecosystem of entrepreneurs.”

Due to the Covid-19 pandemic and other restrictions in place, the Special Meeting will be held virtually, and Cartesian shareholders can attend the Special Meeting using the virtual meeting instructions set forth on their proxy cards. If any Cartesian shareholder does not receive the Proxy Statement, that shareholder should contact their broker or contact Morrow Sodali LLC (“Morrow Sodali”), Cartesian’s proxy solicitor, for assistance, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400 or by emailing GLBL.info@investor.morrowsodali.com).

Cartesian shareholder can register for the Special Meeting by visiting the following link: https://www.cstproxy.com/cartesiangrowth/2022. Only Cartesian shareholders with valid control numbers from their proxy cards may submit questions. Cartesian shareholders will have the opportunity to submit questions both in advance of and during the Special Meeting, in each case upon receipt of their proxy cards and the control numbers set forth therein. All questions should be submitted via the chat box on the virtual meeting page on the link listed above. Questions submitted in advance of the Special Meeting and during the Special Meeting will be addressed during the Special Meeting as time permits and at the sole and absolute discretion of Cartesian.

About Alvarium Investments

Alvarium is an independent investment firm, global multi-family office and merchant banking boutique providing tailored solutions for families, foundations and institutions across the Americas, Europe and Asia-Pacific. Alvarium offers direct and co-investment opportunities from specialist alternative managers and real asset operating partners in real estate and the innovation economy. Alvarium has over 220 employees in 13 locations in 10 countries, advising on approximately $23 billion of assets across four service lines — investment advisory, co-investments, merchant banking and family office services. For more information about Alvarium, please visit www.alvariuminvestments.com.

About Tiedemann Group

Tiedemann Group is comprised of Tiedemann Advisors LLC (“Tiedemann Advisors”), a leading independent wealth and investment advisor for high-net-worth families, trusts, foundations and endowments, particularly in the U.S.; Tiedemann Trust Company (“Tiedemann Trust”); TIG Advisors LLC (“TIG”), an alternative asset manager; and Tiedemann Constantia, the international operations of Tiedemann Advisors.

Tiedemann Advisors is an independent investment and wealth advisor for high-net-worth individuals, family offices, trusts, foundations and endowments. Founded in 1999, Tiedemann Advisors has nine offices across the U.S. and provides trust services through Tiedemann Trust Company, a state-chartered trust company located in Wilmington, Delaware. Tiedemann’s international operations, Tiedemann Constantia, is headquartered in Zurich Switzerland. Together, Tiedemann Constantia, Tiedemann Advisors and Tiedemann Trust Company currently oversee $29 billion in assets under advisement.

TIG Advisors is a New York-based alternative asset manager with approximately $8 billion in assets under management (inclusive of assets under management of its affiliated managers), focused on making growth equity investments in global alternative specialists. TIG has a strong track record of identifying uncorrelated investment opportunities in both public and private markets, utilizing its long-standing operating platform to assist managers with growth. The firm’s alpha-driven investment strategies align with the needs of a diverse global investor base.

For more information about Tiedemann Group, please visit www.tiedemannadvisors.com, www.tiedemannconstantia.com and www.tigfunds.com.

About Cartesian Growth Corporation

Cartesian is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or reorganization or engaging in any other similar business combination with one or more businesses or entities. Cartesian is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian’s strategy is to identify and combine with an established high-growth company that can benefit from both a constructive combination and continued value-creation. Cartesian is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. For more information about Cartesian, please visit www.cartesiangrowth.com.

Additional Information about the Business Combination and Where to Find It

Cartesian has filed a proxy statement/prospectus that is both the proxy statement to be distributed to Cartesian’s shareholders in connection with Cartesian’s solicitation of proxies for the vote by Cartesian’s shareholders at the Special Meeting, as well as the prospectus relating to the offer and sale of securities of Cartesian to be issued in the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Form S-4 was declared effective by the SEC on October 17, 2022 and the definitive proxy statement/prospectus and other relevant documents are being mailed to all Cartesian’s shareholders as of the Record Date. Cartesian’s shareholders are advised to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available as these materials contain important information about the parties to the Business Combination, Cartesian and the Business Combination. Shareholders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

Participants in the Solicitation

Cartesian and its directors and executive officers may be deemed participants in the solicitation of proxies from Cartesian’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Cartesian is contained in Cartesian’s filings with the SEC, including Cartesian’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination, as may be amended. Tiedemann, Alvarium, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Cartesian in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Tiedemann, Alvarium, or Cartesian’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of Cartesian’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) Cartesian, Tiedemann, and Alvarium’s ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving Cartesian, Tiedemann, or Alvarium; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for Cartesian, Tiedemann, and Alvarium’s services, and in particular economic and market conditions in the financial services industry in the markets in which Cartesian, Tiedemann, and Alvarium operate; and (x) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and in Cartesian’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. None of Cartesian, Tiedemann, and Alvarium undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of Cartesian, Tiedemann, or Alvarium gives any assurance that any of Cartesian, Tiedemann, or Alvarium, or the combined company, will achieve expectations.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Media:

Prosek Partners

Ben Shapiro

bshapiro@prosek.com

Investors:

Prosek Partners

Alex Jorgensen

AlTi@prosek.com

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